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                                     FORM 15

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                               Commission File Number    0-22321
                                                                         _______
                            Wheels Sports Group, Inc.
                ________________________________________________


             (Exact name of registrant as specified in its charter)

         149 Gasoline Alley Drive, Mooresville, NC 28115 (704) 662-6442

                ________________________________________________

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $0.01 per share
                ________________________________________________

          (Title of each class of securities covered by this Form)

                        Warrants to Purchase Common Stock

                ________________________________________________

            (Title of each class of securities covered by this Form)

                                      None
                ________________________________________________

          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)(i)   [x]          Rule 12h-3(b)(1)(ii)  [ ]
                  Rule 12g-4(a)(1)(ii)  [ ]          Rule 12h-3(b)(2)(i)   [ ]
                  Rule 12g-4(a)(2)(i)   [ ]          Rule 12h-3(b)(2)(ii)  [ ]
                  Rule 12g-4(a)(2)(ii)  [ ]          Rule 15d-6            [ ]
                  Rule 12h-3(b)(1)(i)   [x]

     Approximate number of holders of record as of the certification or notice
date:        one
     ------------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934, Wheels Sports Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE       June 24, 1998                         BY  /s/ Victor H. Shaffer
      -----------------------                       ----------------------------
                                                    Victor H. Shaffer, Interim
                                                    Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.